

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 11, 2016

Joseph W. Major
Chairman and Chief Executive Officer
The Victory Bancorp, Inc.
548 N. Lewis Road
Limerick Township, PA 19468

> **Re:     The Victory Bancorp, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed April 19, 2016**
> **File No. 024-10447**

Dear Mr. Major:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2015 letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II

Selected Consolidated Financial Information

Non-GAAP Financial Measures, page 9

1.     We note your response to prior comment 9 in our letter dated May 20, 2015. We do not see a reconciliation from the following non-GAAP measures to the most directly

comparable GAAP financial measures as mentioned in footnote (1) on page 24 under Capitalization:

- 'Tangible equity to tangible assets' to 'equity to total assets'
- 'Tangible book value per share' to 'book value per share'

Please revise your next amendment to include the reconciliations as required by Item 10(e) of Regulation S-K.

Part III

Exhibit 12.1

2.      Please revise to indicate 800,000 shares consistent with the Offering Circular.

We will consider qualifying your offering statement at your request.  In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Joseph W. Major
The Victory Bancorp, Inc.
May 11, 2016
Page 3

You may contact David Irving, Staff Accountant, at (202) 551-3321 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.  Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc:     Erich Hellmold, Esq.